SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549





                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 1994.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from _________ to _________.



Commission File Number  001-10783
- ---------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    FISHER-PRICE, INC. MATCHING SAVINGS PLAN
                                636 GIRARD AVENUE
                           EAST AURORA, NEW YORK 14052



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Price Waterhouse LLP letterhead]


                     Report of Independent Accountants
                     ---------------------------------



June 9, 1995


To the Participants and Plan Administrator of the Fisher-Price, Inc. Matching Savings Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan at December 31, 1994 and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Fisher-Price, Inc. Matching Savings Plan for the year ended December 31, 1993 were audited by other independent accountants whose report dated April 22, 1994 expressed an unqualified opinion on those statements.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1994 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and

To the Participants and Plan Administrator of the Fisher-Price, Inc. Matching Savings Plan
Page 2
June 9, 1995



Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, on June 30, 1994 the Fisher-Price Profit Sharing and Retirement Savings Plan was merged and all assets were transferred to the Fisher-Price, Inc. Matching Savings Plan.





/s/ Price Waterhouse LLP
- ------------------------


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1994
- --------------------------------------------------------------------------

                                                                    Fund Information
                                        ------------------------------------------------------------------------
                                                                                       Growth &       Managed
                                                                                        Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Assets
Investments, at fair market value:
  Shares of Fidelity Investments,
  registered investment company:
    Fidelity Magellan Fund                                            $  7,450,205
    Fidelity Growth & Income
      Portfolio                                                                      $  6,410,027

  Units of Fidelity Management
  Trust Company:
    Fidelity Managed Income
      Portfolio II                                                                                  $ 37,641,331

  Short-term investments                $    376,847   $    743,394
  Common stock                            18,846,539     31,287,226
  Loans receivable
                                        ------------   ------------   ------------   ------------   ------------
      Total investments                   19,223,386     32,030,620      7,450,205      6,410,027     37,641,331

  Receivables:
    Employer's contribution                   86,003          4,925        174,143        146,735         82,594
    Due from brokers for
      securities sold                                       517,267
    Accrued interest and
      dividends                               45,802         58,872
                                        ------------   ------------   ------------   ------------   ------------
                                             131,805        581,064        174,143        146,735         82,594
                                        ------------   ------------   ------------   ------------   ------------
      Total assets                        19,355,191     32,611,684      7,624,348      6,556,762     37,723,925
                                        ------------   ------------   ------------   ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                175,186        892,626              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
      Total liabilities                      175,186        892,626              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $ 19,180,005   $ 31,719,058   $  7,624,348   $  6,556,762   $ 37,723,925
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1994
- --------------------------------------------------------------------------


                                          Employee
                                            Loans         Total
                                        ------------   ------------
Assets
Investments, at fair market value:
  Shares of Fidelity Investments,
  registered investment company:
    Fidelity Magellan Fund                             $  7,450,205
    Fidelity Growth & Income
      Portfolio                                           6,410,027

  Units of Fidelity Management
  Trust Company:
    Fidelity Managed Income
      Portfolio II                                       37,641,331

  Short-term investments                                  1,120,241
  Common stock                                           50,133,765
  Loans receivable                      $  2,623,881      2,623,881
                                        ------------   ------------
      Total investments                    2,623,881    105,379,450

  Receivables:
    Employer's contribution                                 494,400
    Due from brokers for
      securities sold                                       517,267
    Accrued interest and
      dividends                                             104,674
                                        ------------   ------------
                                                   -      1,116,341
                                        ------------   ------------
      Total assets                         2,623,881    106,495,791
                                        ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                      -      1,067,812
                                        ------------   ------------
      Total liabilities                            -      1,067,812
                                        ------------   ------------
Net assets available for
  plan benefits                         $  2,623,881   $105,427,979
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1993
- --------------------------------------------------------------------------

                                                           Fund Information
                                        ---------------------------------------------------------
                                                                        Growth &       Managed
                                                                         Income        Income
                                        Mattel, Inc.     Magellan      Portfolio      Portfolio
                                         Stock Fund        Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------
Investments, at fair market value:
  Shares of Fidelity Investments,
  registered investment company:
    Fidelity Magellan Fund                             $  5,580,729
    Fidelity Growth & Income
      Portfolio                                                       $  4,644,471

  Units of Fidelity Management
  Trust Company:
    Fidelity Managed Income
      Portfolio                                                                      $  2,173,532

  Common stock                          $  2,848,888

  Loans receivable
                                        ------------   ------------   ------------   ------------
    Total investments                      2,848,888      5,580,729      4,644,471      2,173,532
                                        ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $  2,848,888   $  5,580,729   $  4,644,471   $  2,173,532
                                        ============   ============   ============   ============



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1993
- --------------------------------------------------------------------------


                                          Employee
                                            Loans         Total
                                        ------------   ------------
Investments, at fair market value:
  Shares of Fidelity Investments,
  registered investment company:
    Fidelity Magellan Fund                             $  5,580,729
    Fidelity Growth & Income
      Portfolio                                           4,644,471

  Units of Fidelity Management
  Trust Company:
    Fidelity Managed Income
      Portfolio                                           2,173,532

  Common stock                                            2,848,888

  Loans receivable                      $    361,802        361,802
                                        ------------   ------------
    Total investments                        361,802     15,609,422
                                        ------------   ------------
Net assets available for
  plan benefits                         $    361,802   $ 15,609,422
                                        ============   ============



                          The accompanying notes are an integral part of these financial statements.

                                                              -5-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1994
- -------------------------------------------------------------------------

                                                                  Fund Information
                                        ------------------------------------------------------------------------
                                                                                      Growth &       Managed
                                                                                       Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
  Transfer of net assets from the
    Profit Sharing and Retirement
    Savings Plan                        $ 14,716,931   $ 31,568,861   $          -   $          -   $ 35,760,038
  Investment Income:
    Interest                                  10,249         66,628              -             48        322,375
    Dividends                                100,785        392,162        251,060        429,427        749,810
    Net appreciation (depreciation)
      in fair value of assets                288,089        620,978       (377,272)      (308,739)             -
  Contributions:
    Employer                                 357,210          7,343        850,344        698,108        200,211
    Employee                                 612,897          6,219      1,565,305      1,304,714        294,739
                                        ------------   ------------   ------------   ------------   ------------
       Total additions                    16,086,161     32,662,191      2,289,437      2,123,558     37,327,173
                                        ------------   ------------   ------------   ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                           514,483        448,081        191,892        173,252      1,807,636
  Other                                        2,318            (20)          (844)        (1,470)          (289)
                                        ------------   ------------   ------------   ------------   ------------
       Total deductions                      516,801        448,061        191,048        171,782      1,807,347
                                        ------------   ------------   ------------   ------------   ------------

Net increase prior to interfund
  transfers                               15,569,360     32,214,130      2,098,389      1,951,776     35,519,826
Interfund transfers                          761,757       (495,072)       (54,770)       (39,485)     2,204,099
                                        ------------   ------------   ------------   ------------   ------------
    Net increase (decrease)               16,331,117     31,719,058      2,043,619      1,912,291     37,723,925
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        2,848,888              -      5,580,729      4,644,471              -
                                        ------------   ------------   ------------   ------------   ------------
  End of year                           $ 19,180,005   $ 31,719,058   $  7,624,348   $  6,556,762   $ 37,723,925
                                        ============   ============   ============   ============   ============




FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1994
- -------------------------------------------------------------------------


                                          Employee
                                            Loans         Total
                                        ------------   ------------
Additions to net assets attributed to:
  Transfer of net assets from the
    Profit Sharing and Retirement
    Savings Plan                        $  1,954,425   $ 84,000,255
  Investment Income:
    Interest                                  92,824        492,124
    Dividends                                      -      1,987,726
    Net appreciation (depreciation)
      in fair value of assets                      -        223,056
  Contributions:
    Employer                                       -      2,289,973
    Employee                                       -      4,052,596
                                        ------------   ------------
       Total additions                     2,047,249     93,045,730
                                        ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                            26,811      3,226,839
  Other                                            -            334
                                        ------------   ------------
       Total deductions                       26,811      3,227,173
                                        ------------   ------------

Net increase prior to interfund
  transfers                                2,020,438     89,818,557
Interfund transfers                          241,641              -
                                        ------------   ------------
    Net increase (decrease)                2,262,079     89,818,557
                                        ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                          361,802     15,609,422
                                        ------------   ------------
  End of year                           $  2,623,881   $105,427,979
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1993
- -------------------------------------------------------------------------


                                                           Fund Information
                                        ---------------------------------------------------------
                                                                        Growth &       Managed
                                                                         Income        Income
                                        Mattel, Inc.     Magellan      Portfolio      Portfolio
                                         Stock Fund        Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                            $      1,250   $          -   $          -   $          -
    Dividends                                 10,480        462,875        227,276        101,377
    Net appreciation in fair value
      of investments                         893,331        334,199        329,746              -
  Contributions:
    Employer                                 319,090        660,610        599,630        344,927
    Employee                                 710,572      1,531,238      1,434,131        638,243
                                        ------------   ------------   ------------   ------------
        Total additions                    1,934,723      2,988,922      2,590,783      1,084,547
                                        ------------   ------------   ------------   ------------

Deductions from net assets attributed
  to:
    Benefit payments                          61,411        123,834         84,512         90,778
    Other                                          -              -              -          4,173
                                        ------------   ------------   ------------   ------------
        Total deductions                      61,411        123,834         84,512         94,951
                                        ------------   ------------   ------------   ------------
Net increase prior to interfund
  transfers                                1,873,312      2,865,088      2,506,271        989,596
Interfund transfers                         (357,570)        80,990        182,367       (231,958)
                                        ------------   ------------   ------------   ------------
  Net increase                             1,515,742      2,946,078      2,688,638        757,638
                                        ------------   ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        1,333,146      2,634,651      1,955,833      1,415,894
                                        ------------   ------------   ------------   ------------
  End of year                           $  2,848,888   $  5,580,729   $  4,644,471   $  2,173,532
                                        ============   ============   ============   ============



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1993
- -------------------------------------------------------------------------


                                          Employee
                                            Loans         Total
                                        ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                            $     11,470   $     12,720
    Dividends                                      -        802,008
    Net appreciation in fair value
      of investments                               -      1,557,276
  Contributions:
    Employer                                       -      1,924,257
    Employee                                       -      4,314,184
                                        ------------   ------------
        Total additions                       11,470      8,610,445
                                        ------------   ------------

Deductions from net assets attributed
  to:
    Benefit payments                           5,090        365,625
    Other                                          -          4,173
                                        ------------   ------------
        Total deductions                       5,090        369,798
                                        ------------   ------------
Net increase prior to interfund
  transfers                                    6,380      8,240,647
Interfund transfers                          326,171              -
                                        ------------   ------------
  Net increase                               332,551      8,240,647
                                        ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                           29,251      7,368,775
                                        ------------   ------------
  End of year                           $    361,802   $ 15,609,422
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.

FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

NOTES TO FINANCIAL STATEMENTS
- -----------------------------


1.   DESCRIPTION OF PLAN

     The Fisher-Price, Inc. Matching Savings Plan (the Plan), was established January 1, 1992 as a defined contribution plan to cover all eligible employees of Fisher-Price, Inc. (the Company). In accordance with the Plan agreement, eligibility is defined as a common law employee with at least six months of service and an age of twenty and one-half years or older. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On June 30, 1994, the Plan was merged with the Fisher-Price Profit Sharing and Retirement Savings Plan (the Profit Sharing Plan) such that all assets of the Profit Sharing Plan were transferred into the Plan. The Plan was restated on July 1, 1994 to replace the January 1, 1992 original plan document. The restatement was made to reflect the merger of the plans and to meet requirements of the Internal Revenue Service in obtaining a favorable determination letter. These changes had no significant impact on the Plan. Participants should refer to the 1994 Restatement plan document for more complete information.

     In addition, on November 30, 1993, the Company merged with Mattel, Inc. (Mattel) and became a wholly-owned subsidiary of Mattel. As a result of the merger, each Fisher-Price, Inc. common share was exchanged for 1.275 shares of Mattel common stock and the Fisher-Price Stock Fund became the Mattel, Inc. Stock Fund. There was no effect on Plan provisions as a result of these transactions.

     Participants may elect to make voluntary contributions of 1% to 10% of their annual compensation subject to certain limitations. The Company will match 100% of the first $300 of a participant's contribution, 75% of the next $200 contributed and 40% of contributions over $500 up to a maximum of 6% of annual compensation. Additionally, the Board of Directors of Mattel can authorize an additional "discretionary" contribution of up to 50% of the participant's contribution, limited to 6% of his or her annual compensation. A discretionary contribution in the amount of $494,400 was approved by the Board for the 1994 plan year. There was no discretionary contribution for the 1993 plan year. Participants are immediately vested in their voluntary contributions, the Company's contributions, and their share of actual earnings.

     INVESTMENT PROGRAMS

     The Plan allows participants to direct their contributions, in 1% increments, to any combination of five investment accounts. All investment accounts are maintained by Fidelity Management Trust Company. The investment options are as follows:

     - MATTEL, INC. STOCK FUND

       The Mattel, Inc. Stock Fund of the Plan and the Profit Sharing Plan were combined in conjunction with the merger of the plans. The combined fund was unitized by Fidelity and shares of the fund are now reflected as units. The underlying assets of the fund consist of Mattel, Inc. common stock, which is listed on the New York State Exchange (Symbol: MAT) and a money market type fund to provide daily liquidity. Prior to the unitization, the underlying assets of the funds consisted solely of Mattel, Inc. common stock. The unitization allows participants to transfer monies into and out of the fund on any business day and also provides the Trustee with additional flexibility in managing the fund. At December 31, 1994, participants had 1,915,146 units with a net asset value of $9.97 per unit. Shares of Mattel, Inc. common stock held by the Fund at December 31, 1994 and 1993 were 750,111 with a fair market value of $18,846,539 and 103,127 with a fair market value of $2,848,888, respectively.

     - DIVERSIFIED FUND

       This fund, transferred from the Profit Sharing Plan, invests principally in large capitalization U.S. equities, U.S. Treasury fixed income securities and high grade money market instruments. The equities portion of the fund is diversified among a variety of economic sectors and industries. Similar to the Mattel, Inc. Stock Fund, this fund is a unitized fund, such that the shares in the fund are stated in units and a short-term investment fund provides liquidity. At December 31, 1994, participants had 3,073,671 units with a net asset value of $10.31 per unit. Shares of Mattel, Inc. common stock held by the Fund at December 31, 1994 were 17,600 with a fair market value of $442,200.

     - FIDELITY MAGELLAN FUND

       This fund invests primarily in common stock and securities convertible to common stock, issued by domestic and foreign companies offering long-term capital growth.

     - FIDELITY GROWTH AND INCOME PORTFOLIO FUND

       This fund invests in any combination of common stock, securities convertible to common stock, preferred stock and fixed income securities of domestic or foreign companies offering growth of earnings potential while paying current dividends.

     - FIDELITY MANAGED INCOME PORTFOLIO II FUND

       This fund option was created due to the combination of the Managed Income Portfolio Fund from the Plan prior to the merger and the Guaranteed Interest Rate Fund from the Profit Sharing Plan. Consistent with the Fidelity Managed Income Portfolio Fund, this fund invests primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed principal investments.

     - EMPLOYEE LOANS

       Employee Loans consist of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Employee Loans and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce Employee Loans and increase the respective investment fund's equity. Interest paid to the Plan on loans to participants is credited to the borrower's account in the investment fund to which repayments are allocated.

     Income earned by each fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro-rata share of contributions and income earned thereon. At December 31, 1994 there were 3,257 participants in the Plan of which 2,291 were participating in the Mattel, Inc. Stock Fund, 1,277 in the Diversified Fund, 1,413 in the Fidelity Magellan Fund, 1,319 in the Fidelity Growth and Income Portfolio Fund and 1,990 in the Fidelity Managed Income Portfolio II Fund. There were 785 participants with loans outstanding at December 31, 1994. The Plan provides the participants flexibility to reallocate their account balances among the investment options at various times throughout the year as stipulated in the Plan agreement.

     WITHDRAWALS, DISTRIBUTIONS AND LOANS

     A participant undergoing certain types of financial hardship, as defined by the Plan, may request the Plan administrator to distribute all or a portion of his or her account. Such distributions may be granted by the Plan administrator if the participant meets certain criteria defined by the Plan.

     If a participant dies, is permanently disabled or attains normal retirement age, distributions under the Plan may commence immediately. If a participant's account balance is less than $3,500 upon termination, the Company distributes the participant's interest in the Plan in a lump sum payment. If the amount in a participant's account exceeds $3,500, benefit payments will be delayed until a participant dies, is permanently disabled or attains normal retirement age; however, a participant may request in writing to receive his or her benefits at any time after employment terminates. The Plan provides certain elections for participants under which distributions from the Plan may be deferred.

     Additionally, an active participant may elect to borrow from the accumulated amount of assets in his or her account. All loans are subject to the review and approval of the Plan administrator. Terms and conditions of the loans are discussed in the Plan agreement.

     ADMINISTRATION

     The Plan is administered by the Company. The Company has selected Fidelity Management Trust Company to be the Trustee of the Plan. The Trustee is responsible for maintaining the assets of the Plan and
     reporting on the earnings and assets of the Plan.   In addition, the
     Company has selected Institutional Capital Corporation (ICAP) as the Investment Manager for the Diversified Fund. ICAP manages the fund using defined investment objectives and guidelines established by the Plan's Investment Committee. All administrative expenses, excluding broker commissions paid for the purchase and sale of securities for the Mattel, Inc. Stock Fund and the Diversified Fund, are paid by the Company.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants shall have a fully vested and nonforfeitable right to the amount credited to their accounts at the date of such termination.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements are prepared using the accrual basis of accounting.

     INVESTMENTS

     Investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Net realized gains or losses on the disposition of investments and investment income are also determined by the Trustee. The unrealized appreciation and depreciation of investments is determined from information provided by the Trustee. Net unrealized appreciation at December 31, 1994 and 1993 was approximately $9,515,000 and $1,364,000, respectively.

     RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with current year presentation.


3.   PAYMENT OF BENEFITS

     Benefits are recorded when paid.


4.   FEDERAL INCOME TAXES

     The Internal Revenue Service (IRS) previously ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) for exemption from tax under present income tax laws. Due to the Plan's restatement, the Plan's 1994 Restatement plan document was submitted to the IRS for an updated ruling, however the determination letter has not yet been received. The Profit Sharing Plan received a determination letter from the IRS stating that the plan, as restated and amended through May 1991, constituted a qualified plan under
     Section 401(a) of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1994
- ----------------------------------------------------------

                     FIDELITY MANAGED ASSETS
                     -----------------------

FIDELITY INVESTMENTS:
- ---------------------
  Shares/                                                             Market
   Units                 Description                   Cost           Value
- ----------    ----------------------------------    -----------    -----------
   111,530    MAGELLAN FUND                         $ 7,605,355    $ 7,450,205
                                                    ===========    ===========

   303,937    GROWTH & INCOME PORTFOLIO             $ 6,749,455    $ 6,410,027
                                                    ===========    ===========

FIDELITY MANAGEMENT TRUST COMPANY:
- ----------------------------------

37,641,331    MANAGED INCOME PORTFOLIO II           $37,641,331    $37,641,331
                                                    ===========    ===========

              MATTEL, INC. STOCK FUND

              Short-Term Investments
              ----------------------
   376,847    Fidelity Institutional Cash
                Portfolio Class A, 5.8035%          $   376,847    $   376,847

              Common Stock
              ------------
   750,111    Mattel, Inc.                            8,875,245     18,846,539
                                                    -----------    -----------
                Total assets held by the
                Mattel, Inc. Stock Fund             $ 9,252,092    $19,223,386
                                                    ===========    ===========


                                 -12-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1994 (CONTINUED)
- ----------------------------------------------------------

        INSTITUTIONAL CAPITAL CORPORATION MANAGED ASSETS
        ------------------------------------------------

Par Value/                                                           Market
  Shares                 Description                   Cost           Value
- ----------    ----------------------------------    -----------    -----------
              DIVERSIFIED FUND

              Short-Term Investments
              ----------------------
   345,681    Bankers Trust Company Short-Term
                Investment Fund                     $   345,681    $   345,681

   400,000    Coca-Cola Co. Discount Commercial
                Paper, 5.961%, 01/25/95                 397,713        397,713

              Common Stock
              ------------
     2,700    Allied Signal Inc.                         87,410         91,800
    10,800    American Home Products                    692,492        677,700
    18,700    AT&T Corporation                          924,340        939,675
    59,900    Canadian Pacific Ltd.                     947,954        891,401
    23,600    Carnival Corporation                      502,137        501,500
    10,800    Caterpillar Inc.                          508,024        595,350
    16,600    Chevron Corporation                       698,339        740,775
    17,650    Chrysler Corporation                      808,242        864,850
    27,700    Citicorp                                  867,675      1,146,088
    46,600    Comcast Corp. Cl A                        749,837        731,038
    14,700    Deere & Company                         1,001,681        973,875
    44,800    Federated Dept. Stores                    925,210        862,400
    26,400    General Motors Corp. Cl H                 884,458        920,700
    22,750    Goodyear Tire & Rubber                    834,771        764,969
    13,800    Intel Corp.                               852,960        881,475
    11,000    ITT Corporation                           952,818        974,875
    27,500    LTV Corporation                           534,291        446,875
    18,000    Mallinckrodt Group Inc.                   573,896        537,750
    17,600    Mattel, Inc.                              392,765        442,200
    20,100    McDermott Int'l Inc.                      512,031        497,475
     5,000    McDonnell Douglas Corp.                   518,676        710,000
    12,650    Monsanto Company                          974,465        891,825
    38,600    National Med Enterprises                  629,986        545,225
     8,400    Nokia Corp.                               386,375        630,000




                                 -13-



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1994 (CONTINUED)
- ----------------------------------------------------------

        INSTITUTIONAL CAPITAL CORPORATION MANAGED ASSETS
        ------------------------------------------------

Par Value/                                                           Market
  Shares                 Description                   Cost           Value
- ----------    ----------------------------------    -----------    -----------
              Common Stock
              ------------
    32,500    Phillips N V NY SHS ADR               $   836,249    $   954,688
    16,200    Ralston Purina Group                      659,668        722,925
     8,100    Raytheon Co.                              510,316        517,388
   163,600    RJR Nabisco Holdings                    1,050,338        899,800
    19,900    Sears Roebuck & Co.                       892,149        915,400
    25,500    Southern Pac Rail Corp.                   470,940        462,187
    25,300    Sun Inc.                                  754,483        727,375
    20,200    Tenneco Inc. New                          974,826        858,500
    32,100    Times Mirror Co. Cl A                   1,033,292      1,007,137
    27,600    Time Warner Inc.                          878,063        969,450
    26,650    Travelers Inc.                          1,039,964        866,125
    12,000    Tribune Co. New                           599,130        657,000
    21,850    Union Pac Corp.                         1,226,224        996,905
    36,250    Unocal Corp.                              990,198        987,812
    22,600    UST Inc.                                  608,890        627,150
    35,550    Waste Management Inc.                     964,408        933,188
    24,650    Weyerhaeuser Co.                          998,723        924,375
                                                    -----------    -----------
                Total common stock                   31,248,694     31,287,226
                                                    -----------    -----------
                Total assets held by the
                  Diversified Fund                  $31,992,088    $32,030,620
                                                    ===========    ===========


                                 -14-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1994 (1)
- -----------------------------------------------------------------

    Identity of        Description    Purchase
  Party Involved         of Asset       Price     Transaction(s)
- --------------------   ------------  -----------  --------------
Single Transactions:

Fidelity Mgmt. Trust   AMOCO Credit  $ 1,492,296               1
  Company (FMTC)       Disc Note
                       CP 9/08/94

FMTC                   Dupont CP       1,192,480               1
                       10/27/94

FMTC                   AMOCO Corp              -               -
                       Disc Note
                       CP 8/04/94

FMTC                   Schering                -               -
                       Corp DN
                       9/01/94


Series of Transactions:

Fidelity Investments   Magellan        3,521,579             182
  (FI)                 Fund                    -               -

FI                     Growth &        2,873,136             168
                       Income                  -               -
                       Portfolio

FI                     Managed        41,003,314              88
                       Income                  -               -
                       Portfolio
                       II

FI                     Managed           708,412              76
                       Income                  -               -
                       Portfolio

FMTC                   AT&T Corp         923,687               5

FMTC                   American          139,125               1
                       Express Co.             -               -

FMTC                   American          871,211               7
                       Home                    -               -
                       Products


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1994 (1)
- -----------------------------------------------------------------

                                                                                             Current
                                                                  Expense                    Value of
                                                                  Incurred                   Asset on
    Identity of        Description      Selling                     With        Cost of    Transaction   Net Gain
  Party Involved         of Asset        Price     Transactions  Transaction     Asset         Date      or (Loss)
- --------------------   ------------   -----------  ------------  -----------  -----------  -----------  -----------
Single Transactions:

Fidelity Mgmt. Trust   AMOCO Credit   $         -             -  $         -  $ 1,492,296  $ 1,492,296  $         -
  Company (FMTC)       Disc Note
                       CP 9/08/94

FMTC                   Dupont CP                -             -            -    1,192,480    1,192,480            -
                       10/27/94

FMTC                   AMOCO Corp       1,490,329             1            -    1,490,329    1,490,329            -
                       Disc Note
                       CP 8/04/94

FMTC                   Schering         1,686,551             1            -    1,686,551    1,686,551            -
                       Corp DN
                       9/01/94


Series of Transactions:

Fidelity Investments   Magellan                 -             -            -    3,521,579    3,521,579            -
  (FI)                 Fund             1,274,831           116            -    1,295,228    1,274,831      (20,397)

FI                     Growth &                 -             -            -    2,873,136    2,873,136            -
                       Income             798,841           105            -      785,191      798,841       13,650
                       Portfolio

FI                     Managed                  -             -            -   41,003,314   41,003,314            -
                       Income           3,361,983            73            -    3,361,983    3,361,983            -
                       Portfolio
                       II

FI                     Managed                  -             -            -      708,412      708,412            -
                       Income           2,881,944            65            -    2,881,944    2,881,944            -
                       Portfolio

FMTC                   AT&T Corp                -             -          653      924,340      923,687            -

FMTC                   American                 -             -          131      139,256      139,125            -
                       Express Co.      1,159,745            10        2,319      938,522    1,159,745      218,904

FMTC                   American                 -             -          816      872,027      871,211            -
                       Home               184,962             2          125      179,535      184,962        5,302
                       Products


(1) Computed based on the net asset value of the Plan at December 31, 1993 of $15,609,422.


                                 -14-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1994 (1) (CONTINUED)
- -----------------------------------------------------------------

    Identity of        Description    Purchase
  Party Involved         of Asset       Price     Transaction(s)
- --------------------   ------------  -----------  --------------
Series of Transactions:

FMTC                   Bankers       $10,869,543              54
                       Trust Co                -               -
                       STIF

FMTC                   Chevron           865,377              11
                       Corporation             -               -

FMTC                   Chrysler          340,697               4
                       Corporation             -               -

FMTC                   Deere &         1,000,844              14
                       Company

FMTC                   Disney Walt       450,564               5
                       Co Del                  -               -

FMTC                   Elf Aquitaine     164,694               4
                                               -               -

FMTC                   Fidelity        4,514,125              61
                       Inst'l Cash             -               -
                       Portfolio
                       C1 A

FMTC                   Fleet Finl        195,627               3
                       Group                   -               -

FMTC                   ITT Corp        1,124,009               8
                                               -               -

FMTC                   Loews Corp.       855,265              11
                                               -               -

FMTC                   Mattel, Inc.    1,754,508              21
                                               -               -



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1994 (1) (CONTINUED)
- -----------------------------------------------------------------

                                                                                             Current
                                                                  Expense                    Value of
                                                                  Incurred                   Asset on
    Identity of        Description      Selling                     With        Cost of    Transaction   Net Gain
  Party Involved         of Asset        Price     Transactions  Transaction     Asset         Date      or (Loss)
- --------------------   ------------   -----------  ------------  -----------  -----------  -----------  -----------
Series of Transactions:

FMTC                   Bankers        $         -             -  $         -  $10,869,543  $10,869,543  $         -
                       Trust Co        14,336,399            68            -   14,336,399   14,336,399            -
                       STIF

FMTC                   Chevron                  -             -        1,236      866,613      865,377            -
                       Corporation        172,850             3          106      168,274      172,850        4,470

FMTC                   Chrysler                 -             -          277      340,974      340,697            -
                       Corporation        530,215             4          654      482,799      530,215       46,762

FMTC                   Deere &                  -             -          837    1,001,681    1,000,844            -
                       Company

FMTC                   Disney Walt              -             -          513      451,077      450,564            -
                       Co Del           1,114,956            10        1,052    1,041,729    1,114,956       72,175

FMTC                   Elf Aquitaine            -             -          126      164,820      164,694            -
                                          875,575             6          702      918,157      875,575      (43,284)

FMTC                   Fidelity                 -             -            -    4,514,125    4,514,125            -
                       Inst'l Cash      4,161,307            37            -    4,161,307    4,161,307            -
                       Portfolio
                       C1 A

FMTC                   Fleet Finl               -             -          219      195,846      195,627            -
                       Group              757,987             9        1,327      790,530      757,987      (33,870)

FMTC                   ITT Corp                 -             -          609    1,124,618    1,124,009            -
                                        1,168,091             6          894    1,060,349    1,168,091      106,848

FMTC                   Loews Corp.              -             -          582      855,847      855,265            -
                                          855,377             6          610      855,847      855,377       (1,080)

FMTC                   Mattel, Inc.             -             -        1,658    1,756,166    1,754,508            -
                                          871,121            14        1,182      367,438      871,121      502,501


(1) Computed based on the net asset value of the Plan at December 31, 1993 of $15,609,422.


                                 -15-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1994 (1) (CONTINUED)
- -----------------------------------------------------------------

    Identity of        Description    Purchase
  Party Involved         of Asset       Price     Transaction(s)
- --------------------   ------------  -----------  --------------
Series of Transactions:

FMTC                   McCaw         $   160,500               1
                       Cellular                -               -
                       Comm.

FMTC                   Mellon Bank       952,178              12
                       Corp.                   -               -

FMTC                   Monsanto          973,793              12
                       Company

FMTC                   NationsBank       406,238               5
                       Corp                    -               -

FMTC                   Nokia Corp.       579,064              13
                                               -               -

FMTC                   Ralston           784,781              17
                       Purina                  -               -
                       Group

FMTC                   Raytheon Co.      314,948               5
                                               -               -

FMTC                   Santa Fe          413,024               1
                       Pacific Gold            -               -
                       Co.

FMTC                   Santa Fe        1,378,114              16
                       Pac Corp.               -               -

FMTC                   Sears             600,904               7
                       Roebuck &               -               -
                       Co.

FMTC                   Smithkline        120,225               1
                       Beecham                 -               -



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1994 (1) (CONTINUED)
- -----------------------------------------------------------------

                                                                                             Current
                                                                  Expense                    Value of
                                                                  Incurred                   Asset on
    Identity of        Description      Selling                     With        Cost of    Transaction   Net Gain
  Party Involved         of Asset        Price     Transactions  Transaction     Asset         Date      or (Loss)
- --------------------   ------------   -----------  ------------  -----------  -----------  -----------  -----------
Series of Transactions:

FMTC                   McCaw          $         -             -  $         -  $   160,500  $   160,500  $         -
                       Cellular         1,168,041             7            -    1,140,999    1,168,041       27,042
                       Comm.

FMTC                   Mellon Bank              -             -          949      953,127      952,178            -
                       Corp.              782,107            13          872      953,127      782,107     (171,892)

FMTC                   Monsanto                 -             -          672      974,465      973,793            -
                       Company

FMTC                   NationsBank              -             -          392      406,630      406,238            -
                       Corp               872,006             5        1,103      880,963      872,006      (10,060)

FMTC                   Nokia Corp.              -             -          498      579,562      579,064            -
                                          308,689             4          210      193,187      308,689      115,292

FMTC                   Ralston                  -             -        1,120      785,901      784,781            -
                       Purina             136,779             4          145      126,233      136,779       10,401
                       Group

FMTC                   Raytheon Co.             -             -          187      315,135      314,948            -
                                          548,298             5          289      541,817      548,298        6,192

FMTC                   Santa Fe                 -             -            -      413,024      413,024            -
                       Pacific Gold       421,848             5          676      413,024      421,848        8,148
                       Co.

FMTC                   Santa Fe                 -             -        2,604    1,380,718    1,378,114            -
                       Pac Corp.        1,602,664             3        1,126    1,380,718    1,602,664      220,820

FMTC                   Sears                    -             -          648      601,552      600,904            -
                       Roebuck &          331,721             2          419      305,347      331,721       25,955
                       Co.

FMTC                   Smithkline               -             -          105      120,330      120,225            -
                       Beecham            918,348             9        1,851      821,927      918,348       94,570


(1) Computed based on the net asset value of the Plan at December 31, 1993 of $15,609,422.

                                 -16-

[Coopers & Lybrand letterhead]


                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------



To the Participants and Plan Administrator of the Fisher-Price, Inc. Matching Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1993, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements by are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




/s/ Coopers & Lybrand
- ---------------------

Rochester, New York
April 22, 1994

                             POWER OF ATTORNEY
                             -----------------


          We, the undersigned directors of Fisher-Price, Inc., the Plan Administrator for the Fisher-Price, Inc. Matching Savings Plan, do hereby severally constitute and appoint John L. Vogelstein, N. Ned Mansour, Robert Normile and Leland P. Smith, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         Fisher-Price, Inc. Matching Savings Plan
                         ----------------------------------------
                                      (Name of Plan)


                         Fisher-Price, Inc., Plan Administrator


                         /s/ John W. Amerman
                         -------------------------------
                         John W. Amerman, Director


                         /s/ James A. Eskridge
Date: June 29, 1995      -------------------------------
      -------------      James A. Eskridge, Director